Mail Stop 4561

February 20, 2009

Mr. William J. Weyand
Chief Executive Officer
MSC.Software Corporation
2 MacArthur Place
Santa Ana, CA 92707

>   **Re: MSC.Software Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Definitive Proxy Statement filed on April 17, 2008**
>   **File No. 001-08722**

Dear Mr. Weyand:

We have reviewed your response letter dated January 30, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 30, 2008.

Definitive Proxy Statement filed on April 17, 2008

Executive Compensation

Compensation Discussion and Analysis, page 14

General

1.   We refer you to your response to our prior comment number 12. You state that performance stock units vest depending upon the satisfaction of the specified goals related to license revenue growth in calendar years 2007, 2008 and 2009. In future filings, disclose the goals with respect to license revenue growth. If you are relying on Instruction 4 to Item 402(b) to omit target levels, you should

provide us with your competitive harm analysis, and you should disclose how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target level.

2. We refer you to your response to our prior comment number 13. You state that bonus payout is a function of company performance, with flexibility for individual performance and that Mr. Weyand's compensation has included specially developed performance metrics. Your compensation discussion and analysis should disclose specific bonus payout targets and executive performance metrics.

3. We refer you to our prior comment number 15. In future filings, the CD&A section should provide sufficient quantitative or qualitative disclosure of the analyses underlying the Committee's decision to make specific compensation awards. For example, if the Committee made a compensation decision based on extraordinary performance, this contribution, and how this contribution was weighed and factored into a specific compensation decision, should be discussed.

4. Please confirm that future filings will include Item 402 disclosure consistent with the views expressed in our comment letters and your responses thereto.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Jason Niethamer, Staff Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Mike Johnson, Staff Attorney, at (202) 551-3477 or Jay Ingram, Special Counsel, at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief